

February 17, 2011

VIA U.S. MAIL AND FAX (305)856-7342

Lawrence I. Rothstein
Director, President, Treasurer, Secretary and Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, Florida 33133

      Re: **HMG/Courtland Properties, Inc**
                   Form 10-K for Fiscal Year Ended
                   December 31, 2009
                   Filed March 31, 2010

Dear Mr. Rothstein:

We have reviewed your response letter dated January 5, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 7 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page 34

1. We have considered your response to our prior comment one. Please provide us with more detail regarding your valuation of Monty's. In your response include the significant assumptions used by management in the valuation and an explanation as to how management concluded that these assumptions were reasonable. Given that your market capitalization remains significantly below your book value, we are unclear how you have arrived at your conclusions.

You may contact Robert Telewicz, staff accountant at (202)551-3438 or me at (202)551-3629 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief